                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

                         Commission file number 0-11531

                       U.S. HEALTHCARE, INC. SAVINGS PLAN
                            (full title of the plan)

                              U.S. Healthcare, Inc.
                                 980 Jolly Road
                          Blue Bell, Pennsylvania 19422
               (Name of issuer of the securities held pursuant to
          the plan and the address of its principal executive offices)

        Registrant's telephone number, including area code (215) 628-4800

           Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

                               Don H. Liu, Esquire
                              U.S. Healthcare, Inc.
                                 980 Jolly Road
                               Blue Bell, PA 19422
                                 (215) 654-5642

This is the first of 18 pages. The Index to Exhibits is on page 17.

                                   FINANCIAL STATEMENTS AND SCHEDULES

                                          U.S. HEALTHCARE, INC.
                                              SAVINGS PLAN

                                 Years ended December 31, 1995 and 1994
                                   with Report of Independent Auditors

                              U.S. HEALTHCARE, INC.

                                  SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                     Years ended December 31, 1995 and 1994

                                    CONTENTS

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits
Statements of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements

Schedules

Schedule of Assets Held for Investment Purposes
Schedule of Reportable Transactions

                         Report of Independent Auditors

To the Plan Administrator
U.S. Healthcare, Inc. Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the U.S. Healthcare, Inc. Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.


                                                     /s/ ERNST & YOUNG LLP


Philadelphia, PA
June 14, 1996

                              U.S. HEALTHCARE, INC.
                                  SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                December 31, 1995

                                                   GOVERNMENT     INTERMEDIATE   EQUITY-
                                       STOCK        RESERVE          BOND        INCOME       MAGELLAN      MATCHING
                                       FUND          FUND            FUND         FUND          FUND          FUND         TOTAL
                                    -----------------------------------------------------------------------------------------------

ASSETS

Investments, at fair value          $23,411,928    $3,612,671    $2,603,146    $4,661,273   $10,505,716   $21,037,005   $65,831,739

Receivables:
    Contributions receivable                  -             -             -             -             -        74,666        74,666
    Participant loans receivable        213,144       311,690       142,825       219,764       303,465        23,910     1,214,798
                                    -----------------------------------------------------------------------------------------------
    Total receivables                   213,144       311,690       142,825       219,764       303,465        98,576     1,289,464
                                    -----------------------------------------------------------------------------------------------
Total assets                         23,625,072     3,924,361     2,745,971     4,881,037    10,809,181    21,135,581    67,121,203
                                    -----------------------------------------------------------------------------------------------

LIABILITIES
Distributions payable                    96,147         4,991        10,133        19,551        58,081             -       188,903
                                    -----------------------------------------------------------------------------------------------
Net assets available for
    Plan benefits                   $23,528,925    $3,919,370    $2,735,838    $4,861,486   $10,751,100   $21,135,581   $66,932,300
                                    ===============================================================================================


                             See accompanying notes.

                              U.S. HEALTHCARE, INC.
                                  SAVINGS PLAN

        STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)

                                December 31, 1994

                                                 GOVERNMENT   INTERMEDIATE   EQUITY-
                                      STOCK        RESERVE       BOND        INCOME      MAGELLAN     MATCHING
                                      FUND          FUND         FUND         FUND         FUND         FUND         TOTAL
                                   ---------------------------------------------------------------------------------------------

ASSETS
Investments, at fair value         $17,304,795   $2,994,445   $1,873,461   $2,862,613   $5,929,546   $16,396,261   $47,361,121

Receivables:
    Contributions receivable                 -            -            -            -            -        64,093        64,093
    Participant loans receivable       233,025      284,028      104,705      129,965      178,306        27,854       957,883
                                   ---------------------------------------------------------------------------------------------
    Total receivables                  233,025      284,028      104,705      129,965      178,306        91,947     1,021,976
                                   ---------------------------------------------------------------------------------------------
Total assets                        17,537,820    3,278,473    1,978,166    2,992,578    6,107,852    16,488,208    48,383,097

LIABILITIES
Distribution payable                    67,280        6,546        8,469       16,212       43,819             -       142,326
                                   ---------------------------------------------------------------------------------------------
Net assets available for
    Plan benefits                  $17,470,540   $3,271,927   $1,969,697   $2,976,366   $6,064,033   $16,488,208   $48,240,771
                                   =============================================================================================


See accompanying notes.

                              U.S. HEALTHCARE, INC.
                                  SAVINGS PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          Year Ended December 31, 1995

                                                   GOVERNMENT   INTERMEDIATE    EQUITY-
                                        STOCK        RESERVE        BOND        INCOME      MAGELLAN     MATCHING
                                         FUND         FUND          FUND         FUND         FUND         FUND          TOTAL
                                      --------------------------------------------------------------------------------------------

Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments   $ 3,115,717   $        -   $  123,544   $  763,278   $ 1,818,449   $ 2,636,171   $ 8,457,159
    Dividends and interest                521,077      186,416      145,536      264,981       616,236       440,885     2,175,131
                                      --------------------------------------------------------------------------------------------
    Total investment income             3,636,794      186,416      269,080    1,028,259     2,434,685     3,077,056    10,632,290
  Participant contributions             3,505,950      609,646      598,198    1,078,422     2,422,665             -     8,214,881
  Employer contributions                        -            -            -            -             -     2,259,626     2,259,626
                                      --------------------------------------------------------------------------------------------
    Total additions                     7,142,744      796,062      867,278    2,106,681     4,857,350     5,336,682    21,106,797

Deduction from assets attributed to
  withdrawals                            (619,668)    (349,293)     (82,586)    (241,964)     (432,448)     (689,309)   (2,415,268)
                                      --------------------------------------------------------------------------------------------

Net increase prior to interfund
  transfers                             6,523,076      446,769      784,692    1,864,717     4,424,902     4,647,373    18,691,529
Interfund transfers (net)                (464,691)     200,674      (18,551)      20,403       262,165             -             -
                                      --------------------------------------------------------------------------------------------
  Net increase                          6,058,385      647,443      766,141    1,885,120     4,687,067     4,647,373    18,691,529

Net assets available for plan
  benefits:

  Beginning of year                    17,470,540    3,271,927    1,969,697    2,976,366     6,064,033    16,488,208    48,240,771
                                      --------------------------------------------------------------------------------------------
  End of year                         $23,528,925   $3,919,370   $2,735,838   $4,861,486   $10,751,100   $21,135,581   $66,932,300
                                      ============================================================================================

See accompanying notes.

                              U.S. HEALTHCARE, INC.
                                  SAVINGS PLAN

   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)

                          Year Ended December 31, 1994

                                                   GOVERNMENT  INTERMEDIATE    EQUITY-
                                       STOCK        RESERVE       BOND         INCOME       MAGELLAN      MATCHING
                                        FUND         FUND         FUND          FUND          FUND          FUND          TOTAL
                                    -----------------------------------------------------------------------------------------------

Additions to net assets attributed to:
  Investment income:
   Net appreciation (depreciation)
    in fair value of investments    $   986,244   $        -   $ (154,484)  $  (250,825)  $  (302,802)  $  1,136,434   $  1,414,567
   Dividends and interest               308,707      104,990      116,391       255,371       212,723        290,853      1,289,035
                                    -----------------------------------------------------------------------------------------------
   Total investment income            1,294,951      104,990      (38,093)        4,546       (90,079)     1,427,287      2,703,602
  Participant contributions           2,534,055      518,240      449,400       770,842     1,745,215              -      6,017,752
                                    -----------------------------------------------------------------------------------------------
   Total additions                    3,829,006      623,230      411,307       775,388     1,655,136      1,427,287      8,721,354

Deduction from assets attributed
  to withdrawals                       (516,014)    (158,598)     (55,592)      (71,048)     (253,142)      (593,822)    (1,648,216)
                                    -----------------------------------------------------------------------------------------------

Net increase prior to interfund
  transfers                           3,312,992      464,632      355,715       704,340     1,401,994        833,465      7,073,138
Interfund transfers (net)              (203,692)     165,320      (42,856)       38,932        42,296              -              -
                                    -----------------------------------------------------------------------------------------------
  Net increase                        3,109,300      629,952      312,859       743,272     1,444,290        833,465      7,073,138

Net assets available for plan
  benefits:

  Beginning of year                  14,361,240    2,641,975    1,656,838     2,233,094     4,619,743     15,654,743     41,167,633
                                    -----------------------------------------------------------------------------------------------
  End of year                       $17,470,540   $3,271,927   $1,969,697   $ 2,976,366   $ 6,064,033   $ 16,488,208   $ 48,240,771
                                    ===============================================================================================



See accompanying notes.

                              U.S. HEALTHCARE, INC.
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1995

1. DESCRIPTION OF PLAN

The following brief discussion of the U.S. Healthcare, Inc. Savings Plan (the "Plan") is provided for general information only. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution savings plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Each employee of U.S. Healthcare, Inc. and its subsidiaries (the Employer) who has both attained 21 years of age and completed six months of service (as defined in the Plan) is eligible to participate in the Plan. Employees may elect to participate in the Plan as of the first day of any calendar quarter following their meeting such eligibility requirements.

CONTRIBUTIONS AND VESTING

Each year, participants may contribute any amount from 1% to 16% of their annual compensation, as defined in the Plan. The Employer contributes an amount equal to one third of the participant's contribution, up to 2% of the participant's compensation (as defined in the Plan). Contributions are generally funded every two weeks. Employer and participant contributions are further subject to various limitations under the Internal Revenue Code (IRC).

Participant contributions, as affected by investment results, are fully vested at all times. Employer contributions, as similarly affected, are fully vested upon termination of employment as a result of retirement, death or permanent disability, or upon the Employer's termination of the Plan. In all other cases, Employer contributions, as affected by investment results, vest after three full years of service, as defined in the Plan. The unvested portion of a participant's accrued benefit is forfeited on the date the participant receives a distribution of the entire vested portion of his accrued benefit as a result of termination of employment. If a terminated participant again becomes an employee before incurring five consecutive one-year breaks in service, as defined in the Plan, and the participant repays, in accordance with the provisions of the Plan, the full amount of the distribution received, the forfeited amount of the

                              U.S. HEALTHCARE, INC.
                                  SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. DESCRIPTION OF PLAN (CONTINUED)

CONTRIBUTIONS AND VESTING (CONTINUED)

participant's accrued benefit is restored. If a participant does not receive a distribution of the entire vested portion of his accrued benefit, the unvested portion is forfeited on the last day of the Plan year in which the participant incurs his fifth consecutive one-year break in service following termination of employment. Forfeitures, as affected by investment results, are applied to reduce future Employer contributions. Employer contributions were so reduced by $68,761 and $1,721,867 in 1995 and 1994, respectively.

ADMINISTRATIVE EXPENSES

All expenses related to the administration of the Plan are paid by the Employer.

INVESTMENT OPTIONS

The Plan offers participants five investment options for their contributions - the common stock of the Employer (the Stock Fund) and four mutual funds of Fidelity Management & Research Company, Massachusetts (Fidelity): Fidelity U.S. Government Reserves (the Government Reserve Fund); Fidelity Intermediate Bond Fund (the Intermediate Bond Fund); Fidelity Equity-Income Fund (the Equity-Income Fund); and Fidelity Magellan Fund (the Magellan Fund).

In accordance with the Plan document, all funds contributed by the Employer are invested in the common stock of the Employer and segregated in a separate fund (the Matching Fund).

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their vested accrued benefit a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested accrued benefit, whichever is less. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant's account and bear interest at prevailing rates at the time the loan is approved. Principal and interest are paid ratably through monthly payroll deductions.

                              U.S. HEALTHCARE, INC.
                                  SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. DESCRIPTION OF PLAN (CONTINUED)

PAYMENT OF BENEFITS

All benefits are paid in lump-sum distributions.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Employer contributions, as affected by investment results, become fully vested.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to financial statements. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The fair value of the common stock of the Employer is determined on the basis of the last reported sales price on a national stock market on the last business day of the period. The fair value of the Plan's investments in the mutual funds is as reported by Fidelity. Gains and losses on investments sold are calculated on an average cost basis. Participant notes receivable are valued at cost which approximates fair value.

                              U.S. HEALTHCARE, INC.
                                  SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets are as follows.

                                     December 31
                                1995          1994
                                ------------------

Investments at fair value:
    Stock Fund               $23,411,928  $17,304,795
    Government Reserve Fund    3,612,671    2,994,445
    Equity-Income Fund         4,661,273    2,862,613
    Magellan Fund             10,505,716    5,929,546
    Matching Fund             21,037,005   16,396,261



4. DISTRIBUTIONS PAYABLE

Subsequent to the end of the 1995 and 1994 Plan year, the Plan determined that the level of participants' contributions were in excess of allowable "nondiscrimination" limitations prescribed by the IRC for those Plan years. The "nondiscrimination" provisions establish limits for the deferral percentages of "highly compensated" participants (as defined in the IRC) based on the deferral percentage of the remaining participants. Excess participants' contributions and the income through December 31, 1995 and 1994 attributed to these contributions were distributed in 1996 and 1995 to affected participants. Amounts so distributed have been recorded in the accompanying financial statements as a liability at December 31, 1995 and 1994.

5. DIVIDENDS FROM EMPLOYER

The Plan received cash dividends on the common stock of the Employer totaling $918,238 and $578,261 in 1995 and 1994, respectively.

                              U.S. HEALTHCARE, INC.
                                  SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6. INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated September 20, 1995 indicating that the Plan qualifies under the appropriate section of the IRC and, therefore, the related trust is not subject to tax under current income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that would adversely affect the Plan's qualified status.

7. SUBSEQUENT EVENT

U.S. Healthcare, Inc. and Aetna Life and Casualty Company entered into an agreement (the Merger Agreement), dated as of March 30, 1996, pursuant to which they have agreed to merge. The Merger Agreement, which has been approved by the board of directors of each company, calls for the formation of a new holding company, Aetna Inc. The consummation of the merger is subject to approval by shareholders of both companies and federal and state regulators, and other conditions. Under the terms of the agreement, U.S. Healthcare, Inc. shareholders will receive $34.20 in cash, 0.2246 shares of Aetna Inc. common stock and 0.0749 shares of Aetna Inc. mandatorily convertible preferred stock for each share of U.S. Healthcare, Inc. common stock and for each share of U.S. Healthcare, Inc. Class B stock. Consideration received for U.S. Healthcare, Inc. common stock held by the Plan will be credited to the account of each participant as applicable.

                              U.S. HEALTHCARE, INC.
                                  SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1995

                                                                                                     MARKET
     IDENTITY OF ISSUE                            DESCRIPTION                    COST                 VALUE
- -------------------------------------------------------------------------------------------------------------

U.S. Healthcare, Inc.*                    955,891 shares of common stock     $19,406,608        $  44,448,933
Fidelity* U.S. Government Reserves                  3,612,671 units            3,612,671            3,612,671
Fidelity* Intermediate Bond Fund                      250,062 units            2,564,591            2,603,146
Fidelity* Equity-Income Fund                          122,891 units            3,866,007            4,661,273
Fidelity* Magellan Fund                               122,188 units            8,822,819           10,505,716
                                                                              -------------------------------
                                                                              38,272,696           65,831,739

Participant loans                         Bearing interest at 10.25% to
                                             11.25%                            1,214,798            1,214,798
                                                                              -------------------------------
                                                                             $39,487,494        $  67,046,537
                                                                              ===============================


*Party-in-interest.

                              U.S. HEALTHCARE, INC.
                                  SAVINGS PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year ended December 31, 1995

                                  NUMBER      NUMBER                       NUMBER    NUMBER
                                    OF          OF            TOTAL          OF        OF         TOTAL
DESCRIPTION OF ASSET*             SHARES    PURCHASES(1)   PURCHASES(2)    SHARES   SALES(1)     SALES(2)       COST      NET GAIN
- -----------------------------------------------------------------------   ----------------------------------------------------------

Category (iii) -- Aggregate transactions in excess of 5% of Plan assets

U.S. Healthcare, Inc.
    common stock..............  198,754                    $7,255,995     59,858               $2,274,899    $1,094,276   $1,180,623

Fidelity Magellan Fund........   45,480                     3,859,146     12,058                1,112,299       968,933      143,366



(1) Because of the flexibility afforded participants with respect to payroll deductions, investment option elections, dividend reinvestment and interfund transfers, determination of the number of purchases and sales is not practicable.

(2) Current value was equal to purchase price at time of acquisition and sales price at time of disposal.

*All transactions were executed by Fidelity Management Trust Company.

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 1995.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                              U.S. HEALTHCARE, INC. SAVINGS PLAN

DATE:  June 27, 1996                              By:          /s/ DON H. LIU
                                                           --------------------
                                                           Don H. Liu, Secretary

                                             Index to Exhibit

Exhibit No.

   23                            Consent of Ernst & Young, independent auditors